EXHIBIT 2.1

LINEAR MINERALS CORP.

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Common Shares Without Par Value

General As of March 31, 2026, Linear Minerals Corp. (the “Company”) had one class of securities registered under Section 12(g) of the Securities Exchange Act of 1934, as amended: its common shares without par value (the “Common Shares”).

Qualification of Summary. The following description is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the Company’s Notice of Articles and Articles, each as amended from time to time (collectively, the “Constating Documents”), and the Business Corporations Act (British Columbia) (the “BCBCA”). The Articles were adopted effective June 23, 2011 and provide that the Company’s authorized share structure is set out in its Notice of Articles. The Constating Documents are incorporated by reference as exhibits to the Annual Report on Form 20-F of which this Exhibit 2.1 forms a part.

1.           Authorized Capital and Outstanding Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value. As at March 31, 2026, 84,335,286 Common Shares were issued and outstanding. On July 13, 2026, the Company completed a consolidation of its Common Shares on the basis of one post-consolidation Common Share for every 6.5 pre-consolidation Common Shares. The consolidation did not alter the rights attached to the Common Shares.

2.           Voting Rights

Subject to any special rights or restrictions attached to any class or series of shares, each holder of Common Shares is entitled to receive notice of and attend meetings of shareholders. On a vote by show of hands, each person present who is a shareholder or proxyholder and entitled to vote has one vote. On a poll, each holder is entitled to one vote for each Common Share held and may vote in person or by proxy. The Articles do not provide for cumulative voting.

3.           Dividends

Subject to the BCBCA and any special rights attached to another class or series of shares, the Board of Directors may declare and authorize the payment of dividends. Dividends on the Common Shares are declared and paid according to the number of Common Shares held. The Company may not pay a dividend if there are reasonable grounds for believing that the Company is insolvent or that payment of the dividend would render the Company insolvent.

4.           Rights on Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Company, holders of Common Shares are entitled to participate ratably in the property and assets of the Company remaining after payment of the Company’s liabilities, subject to any prior rights of holders of another class or series of shares.

5.           Fully Paid and Non-Assessable

No Common Share may be issued until it is fully paid in the manner permitted by the BCBCA and the Articles. Common Shares that are validly issued and fully paid are non-assessable, and their holders are not subject to further calls or assessments by the Company in respect of those Common Shares.

6.           Pre-Emptive and Redemption Rights

The Articles do not provide holders of Common Shares with pre-emptive rights to subscribe for additional securities of the Company. The Common Shares are not redeemable and are not subject to any sinking-fund provision.

7.           Transferability and Registration

The Common Shares are issued in registered form. Transfers must comply with the procedural requirements set out in the BCBCA and the Articles, including delivery of a duly signed instrument of transfer and any share certificate or other evidence required by the Company or its transfer agent. Although Article 26.3 permits the directors to decline to register a transfer in certain circumstances, Article 26.2 provides that this restriction does not apply while the Company is a public company. Transfers remain subject to applicable securities laws and stock-exchange requirements.

8.           Shareholder Meetings

While the Company is a public company, the Articles require at least 21 days’ notice of a meeting of shareholders, subject to the BCBCA and applicable securities laws. The quorum for the transaction of business at a meeting is one person present in person or represented by proxy. Shareholders may vote in person or by proxy in accordance with the BCBCA, applicable securities laws and the Articles.

9.           Alteration of Share Capital and Rights

Subject to the BCBCA, the Company may alter its authorized share structure, including by creating or eliminating classes or series of unissued shares, increasing, reducing or eliminating the maximum number of shares authorized, or subdividing or consolidating shares, by directors’ resolution or ordinary resolution, in each case as determined by the directors, where permitted by the Articles. If shares of an affected class or series have been issued, the creation, variation or deletion of special rights or restrictions attached to that class or series requires a special resolution of the holders of the affected class or series. Under the Articles, a special resolution requires two-thirds of the votes cast on the resolution.

10.           Dissent and Appraisal Rights

The BCBCA provides shareholders with dissent and appraisal rights in connection with certain specified corporate transactions and alterations. A shareholder who validly exercises those rights and complies with the prescribed procedures may be entitled to be paid the fair value of the shareholder’s shares.

11.           No Limitation on Foreign Ownership

The Constating Documents and the BCBCA do not impose a limitation on the right of a person who is not a citizen or resident of Canada to own Common Shares or to exercise the voting rights attached to Common Shares, subject to laws of general application.

12.           Change of Control

The Articles do not contain provisions specifically triggered by, or specifically designed to prevent, delay or make more difficult, a change of control of the Company. A change-of-control transaction remains subject to applicable corporate and securities laws, stock-exchange requirements and the terms of any relevant agreements or equity-compensation plans.

13.           Transfer Agent and Registrar

Endeavor Trust Corporation acts as the transfer agent and registrar for the Common Shares at its principal office in Vancouver, British Columbia.

14.           Additional Provisions

The directors are elected annually and do not serve staggered terms.

The Articles do not prescribe a period after which entitlement to a declared but unclaimed dividend lapses or provide that such entitlement lapses in favour of the Company or any other person.

The Constating Documents do not contain any provision that discriminates against a holder because the holder owns a substantial number of Common Shares and do not establish an ownership threshold above which share ownership must be disclosed. Shareholders may nevertheless be subject to ownership-reporting obligations under applicable securities laws.

The Constating Documents do not impose conditions governing changes in the Company’s capital that are more stringent than those imposed by the BCBCA.

The Company is incorporated under the BCBCA rather than under the laws of a state of the United States. Accordingly, the rights and remedies of shareholders and the procedures governing shareholder meetings, changes to share rights and corporate actions may differ from those applicable to corporations incorporated in the United States.

This Exhibit summarizes the rights of the Common Shares and does not amend, replace or otherwise modify the Constating Documents, the BCBCA or any applicable securities law.